UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

February 24, 2016

___________________________

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

___________________________

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number) 6440 Oak Canyon Suite 200 Irvine, CA 92618 +866-790-1447	(I.R.S. Employer Identification Number)

(Address, Including ZIP Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

___________________________

Lombard Medical, Inc.

6440 Oak Canyon

Suite 200

Irvine, CA 92618

(Name, Address of Agent for Service)

___________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                                               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 19, 2016, a Director of Lombard Medical, Inc. (the “Company”) purchased ordinary shares of the Company. The Company’s CEO Simon Hubbert purchased 600 shares in open market transactions at an average price of $0.85. Immediately following these transactions, Mr. Hubbert held 58,615 shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

	By:	/s/ William J. Kullback
William J. Kullback
Chief Financial Officer

Date: February 24, 2016